Exhibit 99.1

Mountain Province Diamonds Announces June 30, 2017 Quarter End Results

Shares Issued and Outstanding: 160,233,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Aug. 9, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results for the quarter ended June 30, 2017.

Highlights for 2017 and to date
(All quoted figures in CAD$ unless indicated otherwise)

•	For the three months ended June 30, 2017, the Company reported a net income of $7.6 million or $0.05 per share. The Company conducted two diamond sales during the quarter of which only the second sale, which took place in June, was reported in the statement of comprehensive income. The proceeds from the first sale in the quarter were credited against the mine construction costs as those diamonds sold were recovered prior to the mine declaring commercial production.
•	Mining of overburden, waste rock and ore in the 5034 open pit for the six months ended June 30, 2017 was approximately 16.1 million tonnes. Ore mined in the first six months totalled 1,551,000 tonnes, with approximately 395,600 tonnes of ore stockpiled at period-end on a 100% basis.
•	For the six months ended June 30, 2017, the Gahcho Kué ("GK") Mine treated approximately 1,258,600 tonnes of ore through the process plant and recovered approximately 2,481,200 carats on a 100% basis for an average grade of approximately 1.97 carats/tonne. This recovered grade is approximately 20% above budget for the six months ended June 30, 2017. The Company's attributable share of diamond production for the three months ended June 30, 2017 was approximately 790,900 carats, and 1,215,800 carats for the six months ended June 30, 2017. Production in the second quarter was 86% higher than the first quarter, reflecting the achievement of commercial production effective March 1, 2017.
•	In the six months ended June 30, 2017, the Company conducted five sales through its diamond broker based in Antwerp, Belgium for a total of approximately 892,000 carats, which included fancies and specials. Proceeds of approximately US$71.5 million or an average of US$80 per carat were received.
•	Gem and near-gem diamonds for the six months ended June 30, 2017 contributed approximately 96% of the diamond sales proceeds at an average price of US$128 per carat. The remaining 4% of proceeds came from industrial diamonds at an average price of US$7 per carat. Gem and near-gem diamonds represented approximately 60% of sales by volume to June 30, 2017.
•	Subsequent to quarter end, on July 20, 2017, the Company closed its sixth and largest sale to date at an average realized price of US$72 per carat. Certain of the fancies and specials from this assortment were accelerated and sold in the fifth sale in June, and including the value of these diamonds the average realized price on the sixth sale assortment was US$87 per carat. This sale confirmed the continued strong market interest in the Gahcho Kué production, with 10.6 bids received per parcel and 83% of winning bidders being repeat customers.
•	Participation at the Company's sales has steadily increased in recent months. Bids per parcel (approx. 120 parcels per sale) increased from an average of 9.1 over the first three sales to 10.8 over the last three sales. There is a high level of market interest and competition for Gahcho Kué diamonds with an average of 100 companies bidding each sale.
•	The Company has increased 2017 production guidance on a 100% basis by 25% to 5.5 million carats recovered (2.7 million carats on a 49% basis) from 4.4 million carats previously (2.2 million carats on a 49% basis). Guidance on carats sold for full-year 2017 has accordingly been increased by 20% to 2.4 million carats from 2.0 million previously.

Financial Summary

For the three and six months ended June 30, 2017, the Company reported a net income of $7.6 million or $0.05 per share, and $5.4 million or $0.03 earnings per share, respectively.

The Company undertook five sales of diamonds during the first half 2017 through its broker in Antwerp, Belgium, and a sixth sale was completed in July.  Although the GK Mine declared commercial production on March 1st, the first four sales have been recorded against the mine construction costs rather than as revenue on the Company's statement of comprehensive income as those diamonds sold were all recovered prior to the mine declaring commercial production.

The following table summarizes the results of each sale:

	000's of carats sold	Gross proceeds (US$)	Revenue/carat (US$)
Sale 1(1)	96	$6,423	$67
Sale 2	231	$16,484	$71
Sale 3(2)	195	$14,794	$76
Total Q1(3)	522	$37,701	$72

	000's of carats sold	Gross proceeds (US$)	Revenue/carat (US$)
Sale 4(4)	148	$12,729	$86
Sale 5(5) & (6)	222	$21,118	$95
Total Q2	370	$33,847	$91

Total year to date	892	$71,548	$80

	000's of carats sold	Gross proceeds (US$)	Revenue/carat (US$)
Sale 6(6)	290	$20,952	$72
Total Q3	290	$20,952	$72
(1)	Assuming the diamonds withdrawn were sold in sale 1 instead of sale 2.
(2)	Although the diamond sale closed on March 29, 2017, US$13.7 million of the proceeds reflecting the sale of 194,000 carats was received during the first week of April.
(3)	Although 522,000 carats were sold, in accordance with IFRS only 416,000 carats could be recognized as sales proceeds in the quarter. The remaining 106,000 carats have been recognized subsequent to the quarter end. The portion of sales proceeds related to the 106,000 carats is approximately US$7.1 million of the US$37.7 million above.
(4)	Sold carats were produced in the period before declaration of commercial production, therefore were recorded against the property, plant and equipment in accordance with IFRS.
(5)	Sale 5 represents the first sale of diamonds produced after the declaration of commercial production on March 1, 2017, and therefore has been recorded as revenue on the statement of comprehensive income. Although 222,000 carats were sold, in accordance with IFRS only 215,000 carats could be recognized as sales proceeds in the quarter. The remaining 7,000 carats have been recognized subsequent to the quarter end. The portion of sales proceeds related to the 7,000 carats is approximately US$0.2 million of the US$21.1 million above.
(6)	A selection of fancies and specials from the assortment slated for Sale 6 were accelerated and sold in Sale 5. Adjusting for the effects of this acceleration, the revenue per carat for Sale 5 would have been US$75 and for Sale 6 would have been US$87.

At June 30, 2017, the Company had drawn US$357 million of its US$370 million project lending facility and had cash and restricted cash totalling $101.4 million.

Financial Highlights

		Three months ended	Three months ended	Six months ended	Six months ended
(in millions of Canadian dollars, except where otherwise noted)		June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Sales		$27,648	-	27,648	-
Carats sold	000's carats	215	-	215	-
Average price per carat sold	$/carat	129	-	129	-
Cost of sales per carat*	$/carat	75		75
Earnings from mine operations per carat		$54	-	54	-
Earnings from mine operations	%	42%	-	42%	-
Selling, general and administrative expenses		$4,116	1,204	7,544	2,372
Operating income (loss)		$7,663	(1,204)	4,235	(2,372)
Net income (loss) and comprehensive income (loss)		$7,554	(352)	5,410	18,491
Basic and diluted earnings (loss) per share		$0.05	(0.00)	0.03	0.12
*This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers.

Mountain Province Interim President and CEO David Whittle commented: "Mine operations have performed well with the declaration of commercial production at the beginning of March.  The diamond recovery plant has been running at and above nameplate capacity, and the on-site safety record is commendable.  Price realization remains a challenge as rough diamond markets, while showing some signs of strengthening in recent months, nonetheless continue to be under pressure and are expected to be relatively flat through the balance of the year.  However, on a revenue per tonne basis the mine has performed well, bolstered by a solid overperformance in grade as compared to original plan.  The operating cost structure is also solidly in line with plan as well.  Our ability to generate a 43% gross margin on mine operations in our first quarter of reported results, in spite of the challenges in the rough diamond markets, speaks well to the resiliency of the GK Mine.  And with that grade performance, we are able to increase our production guidance for full-year 2017 to 2.7 million carats, from a previous guidance level of 2.2 million carats."

At June 30, 2017, the Company is subject to maintaining a cash call reserve account balance of approximately US$27.9 million under its project lending facility.  On March 27, 2017, the lenders provided a waiver whereby funding of the amount was deferred to May 31, 2017.  On May 31, 2017, the Company received an additional waiver extension to August 31, 2017. Despite encouraging recent operating and sales results, the Company expects to require further waivers in respect of other reserve account funding requirements during 2017.  The Company is in active discussions with its lending group to defer and realign the reserve account funding requirements to reflect current market conditions.  With the benefit of additional operating and sales results, and subject to continued improvements on both fronts, the Company expects to conclude the realignment of the reserve account funding schedule by late 2017.  Subject to agreement between the Company and lenders, the $65 million cost overrun account in restricted funds in treasury could be used to support reserve account funding.  While good progress is being made, there are no assurances that the lenders will accommodate further waivers or amendments the Company may seek.

Conference Call

The Company will host a second quarter earnings conference call for analysts and investors on Thursday, August 10, 2017, at 11:00 a.m. Eastern Time.  This call may be accessed by calling 1-844-241-0551 toll free in North America, or 1-647-427-3415 from international locations, with conference ID 65049251.  A telephonic replay of the conference call will be available from two hours after the completion of the call until August 18, 2017 and is also available on the Company's website.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12-year mine life.

The Gahcho Kué Diamond Mine consists of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the current mine plan.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
Cautionary Statement:  This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance.  Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments.  The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements.  Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements.  Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control.  Further, Mountain Province may make changes to its business plans that could affect its results.  Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/09/c4788.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 16:47e 09-AUG-17